================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 10)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                     87927W10
     (Title of class of securities)                          (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                December 19, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

--------------------------------------------------------------------------------
CUSIP No.  87927W10                       13D
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    1             NAME OF REPORTING PERSON             EDIZIONE HOLDING S.p.A.
                  I.R.S. IDENTIFICATION NO.            Not Applicable
                  OF ABOVE PERSON
--------------------------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A        (a)  [X]
                  GROUP:                                            (b)  [ ]
--------------------------------------------------------------------------------
    3             SEC USE ONLY
--------------------------------------------------------------------------------
    4             SOURCE OF FUNDS:                         WC
--------------------------------------------------------------------------------
    5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [ ]
--------------------------------------------------------------------------------
    6             CITIZENSHIP OR PLACE OF ORGANIZATION:             Italy
--------------------------------------------------------------------------------
    NUMBER OF         7           SOLE VOTING POWER:                     0
     SHARES
                  --------------------------------------------------------------
  BENEFICIALLY        8           SHARED VOTING POWER:            2,891,656,682
   OWNED BY                                                        (See Item 5)
                  --------------------------------------------------------------
      EACH            9           SOLE DISPOSITIVE POWER:                0
   REPORTING
                  --------------------------------------------------------------
   PERSON WITH        10          SHARED DISPOSITIVE POWER:        2,891,656,682
                                                                   (See Item 5)
--------------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY                    2,891,656,682
                  OWNED BY REPORTING PERSON:                       (See Item 5)
--------------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES:                                            [ ]
--------------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW       54.96%
                  (11):                                            (See Item 5)
--------------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON:         CO

--------------------------------------------------------------------------------
CUSIP No.  87927W10                       13D
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    1             NAME OF REPORTING PERSON        EDIZIONE FINANCE INTERNATIONAL
                  I.R.S. IDENTIFICATION NO.       S.A.
                  OF ABOVE PERSON                 Not Applicable
--------------------------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A        (a)  [X]
                  GROUP:                                            (b)  [ ]
--------------------------------------------------------------------------------
    3             SEC USE ONLY
--------------------------------------------------------------------------------
    4             SOURCE OF FUNDS:                         WC
--------------------------------------------------------------------------------
    5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [ ]
--------------------------------------------------------------------------------
    6             CITIZENSHIP OR PLACE OF ORGANIZATION:             Italy
--------------------------------------------------------------------------------
    NUMBER OF         7           SOLE VOTING POWER:                     0
     SHARES
                  --------------------------------------------------------------
  BENEFICIALLY        8           SHARED VOTING POWER:            2,891,656,682
   OWNED BY                                                        (See Item 5)
                  --------------------------------------------------------------
      EACH            9           SOLE DISPOSITIVE POWER:                0
   REPORTING
                  --------------------------------------------------------------
   PERSON WITH        10          SHARED DISPOSITIVE POWER:        2,891,656,682
                                                                   (See Item 5)
--------------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY                    2,891,656,682
                  OWNED BY REPORTING PERSON:                       (See Item 5)
--------------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES:                                            [ ]
--------------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW       54.96%
                  (11):                                            (See Item 5)
--------------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON:         CO

--------------------------------------------------------------------------------
CUSIP No.  87927W10                       13D
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    1             NAME OF REPORTING PERSON        RAGIONE S.a.p.a. DI GILBERTO
                  I.R.S. IDENTIFICATION NO.       BENETTON E C.
                  OF ABOVE PERSON                 Not Applicable
--------------------------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A        (a)  [X]
                  GROUP:                                            (b)  [ ]
--------------------------------------------------------------------------------
    3             SEC USE ONLY
--------------------------------------------------------------------------------
    4             SOURCE OF FUNDS:                         WC
--------------------------------------------------------------------------------
    5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [ ]
--------------------------------------------------------------------------------
    6             CITIZENSHIP OR PLACE OF ORGANIZATION:             Italy
--------------------------------------------------------------------------------
    NUMBER OF         7           SOLE VOTING POWER:                     0
     SHARES
                  --------------------------------------------------------------
  BENEFICIALLY        8           SHARED VOTING POWER:            2,891,656,682
   OWNED BY                                                        (See Item 5)
                  --------------------------------------------------------------
      EACH            9           SOLE DISPOSITIVE POWER:                0
   REPORTING
                  --------------------------------------------------------------
   PERSON WITH        10          SHARED DISPOSITIVE POWER:        2,891,656,682
                                                                   (See Item 5)
--------------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY                    2,891,656,682
                  OWNED BY REPORTING PERSON:                       (See Item 5)
--------------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES:                                            [ ]
--------------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW       54.96%
                  (11):                                            (See Item 5)
--------------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON:         PN

         This Amendment No. 10 amends and restates in its entirety the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy.

         This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli S.p.A. ("Pirelli"), Olimpia S.p.A. (the "Purchaser"), Edizione Holding, UniCredito Italiano S.p.A. ("UCI") and IntesaBCI S.p.A. ("BCI"), are members of a group with respect to the Telecom Italia Shares (as defined herein). The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are responsible solely for the information contained in this filing.

         The Statement on Schedule 13D (including all amendments thereto) filed by the Edizione Reporting Persons has been filed in paper format. This Amendment No. 10 is the first electronically filed amendment to the Statement on Schedule 13D. In accordance with Rule 101(2)(ii) of Regulation S-T promulgated by the Securities and Exchange Commission, this Amendment No. 10 restates the entire text of the Statement on Schedule 13D.

Item 1. Security and Issuer

         This Statement on Schedule 13D relates to the ordinary shares, euro
0.55 par value per share ("Telecom Italia Shares"), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy ("Telecom Italia"). According to Telecom Italia's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (the "Telecom Italia 20-F"), the principal executive offices of Telecom Italia are located at Corso d'Italia 41, 00198 Rome, Italy.

Item 2. Identity and Background

         This Statement is filed by the Edizione Reporting Persons.

         Edizione Holding, through its subsidiaries and affiliates, is a holding company that manages both majority and minority investments in publicly traded and privately owned companies. Edizione Holding is principally engaged in the fabric, clothing and sports equipment sectors through its approximate 67% equity interest in Benetton S.p.A., the highway and city restaurant sector through its approximate 57% equity interest in Autogrill S.p.A., the infrastructure and services for mobility and communication sectors through significant minority investments in Autostrade S.p.A., Grande Stazioni S.p.A.,

Amps S.p.A. and Sagat S.p.A., the farming and real estate sector through its wholly owned subsidiary Edizione Real Estate N.V. and in various other business sectors through its approximate 56% equity interest in 21, Investimenti S.p.A., which invests primarily on a minority basis, and through other minority investments. Its principal executive offices are located at Calmaggiore 23, 31100 Treviso, Italy.

         Approximately 99.24% of Edizione Holding's share capital is beneficially owned by Ragione. The principal business of Ragione is to hold Edizione Holding shares. Its principal executive offices are located at Calmaggiore 23, 31100 Treviso, Italy.

         Approximately 100% of Edizione Finance's share capital is beneficially owned by Edizione Holding. The principal business of Edizione Finance is to finance the activities of Edizione Holding and its subsidiaries and to act as a holding company for investments in companies. Its principal executive offices are located at 1, Place d'Armes, L-1136, R.C. Luxembourg. Edizione Finance holds the interest of the Edizione Reporting Persons in the Purchaser (See Item 3).

         The name, business address, citizenship, present principal occupation or employment (and name, principal business and address of any corporation or organization at which such employment is conducted) of each director and executive officer of each Edizione Reporting Person are set forth on Schedule I.

         During the past five years, none of the Edizione Reporting Persons nor any of their respective directors or executive officers has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         Olimpia S.r.l. was organized on August 3, 2001 as a limited responsibility company under the laws of the Republic of Italy. On August 29, 2001 Olimpia S.r.l. became a joint stock company and was re-named Olimpia S.p.A. ("Olimpia") A copy of the by-laws of Olimpia (the form of which comprised Annex I to the Shareholders Agreement) was filed as Exhibit 4. The principal business activity of Olimpia is to hold and manage its investment in Olivetti Securities. Its principal executive office is located at Viale Sarca 222, 20126 Milan, Italy.


Item 3. Source and Amount of Funds or Other Consideration

         On July 30, 2001, Edizione Holding and Pirelli entered into an agreement (the "Purchase Agreement") with Bell S.A. ("Bell") pursuant to which they agreed to purchase from Bell, either directly or through a company to be jointly owned by them (the "Purchaser"), 1,552,662,120 ordinary shares ("Olivetti Shares") of Olivetti S.p.A. ("Olivetti") and 68,409,125 2001-2002 warrants of Olivetti ("Olivetti Warrants" and, together with the Olivetti Shares, the "Olivetti Securities"). A copy of the Purchase Agreement was filed as Exhibit 1. The purchase obligation under the Purchase Agreement was guaranteed as to 80% by Pirelli and as to 20% by Edizione Holding and was subject to European Union antitrust and other regulatory approvals.

         The Purchase Agreement also provided that in the event Banca Di Roma seeks to sell 54,000,000 Olivetti Shares (the "Additional Olivetti Shares") at the same price per Olivetti Share as the Purchaser shall have paid on the Closing Date, Bell would purchase or caused to be purchased the Additional Olivetti Shares and give notice to the Purchaser within 90 days following the Closing Date. The Purchaser would then have the right to purchase the Additional Olivetti Shares from Bell within 180 days after receipt of notice of the purchase (which notice must be given no later than 90 days following the Closing
Date) and, if the Purchaser does not elect to purchase such shares, Bell would have the right to require the Purchaser to purchase the Additional Olivetti Shares within thirty days thereafter, in each case at the same price per Olivetti Share as the Purchaser shall have paid on the Closing Date.

         On August 3, 2001, the Purchaser was organized under the laws of the Republic of Italy for the purpose of acquiring the Olivetti Securities. A copy of an agreement, dated August 7, 2001, between Edizione Holding and Pirelli relating to the organization and governance of the Purchaser (the "Shareholders Agreement") was filed as Exhibit 2. Pursuant to the Shareholders Agreement, the Purchaser was capitalized with at least euro 5.2 billion, 80% of which were contributed by Pirelli in cash (in exchange for 80% of the total share capital of the Purchaser) and 20% of which were contributed by Edizione Holding in cash (in exchange for 20% of the total share capital of the Purchaser).

         Pursuant to the Shareholders Agreement, each of Edizione Holding and Pirelli agreed to transfer to the Purchaser, against payment 134,322,250 and 130,980,000 Olivetti Shares owned by them, respectively, as of July 30, 2001. Edizione Holding acquired these 134,322,250 Olivetti Shares for an aggregate of approximately euro 291.7 million which it obtained from available cash on hand.

         On July 30, 2001, concurrently with entering into the Purchase Agreement, Pirelli, acting also on behalf of Edizione Holding, acquired an aggregate of 147,337,880 Olivetti Shares from Bell and GPP International S.A. for euro 4.175 per Olivetti Share or an aggregate of approximately euro 615 million. To the knowledge of the Edizione Reporting Persons, Pirelli obtained the required funds from available cash on hand. Pursuant to the Shareholders Agreement, Pirelli agreed to transfer these Olivetti Shares to the Purchaser against payment at a specified price.

         On August 29, 2001, Edizione Holding contributed euro 239,997,004, and Pirelli contributed euro 959,988,016 to Olimpia in exchange for 20% and 80%, respectively, of the total current share capital of Olimpia. On August 30, 2001, Olimpia used these funds to pay for the transfer to it on August 9, 2001 of the following Olivetti Shares reported in the Initial Statement on Schedule 13D to be beneficially owned by Edizione Holding and/or Pirelli: (i) by Edizione Holding, 134,322,250 Olivetti Shares (at a price of euro 2.1715 per share), (ii) by a subsidiary of Pirelli, 130,980,000 Olivetti Shares at a price of euro

2.1734 per share and (iii) by a subsidiary of Pirelli, 147,337,880 Olivetti Shares (acquired by it on July 30, 2001 on behalf of both Edizione Holding and Pirelli) at a price of euro 4.1928 per share.

         Euro 239,997,004 of the funds that Edizione Holding contributed to Olimpia were derived from available cash on hand.

         On September 14, 2001, Pirelli, UCI and BCI entered into an exchange of letter agreements (the "New Partners Agreement"), copies of which were filed as Exhibits 4(a) and 4(b). Pursuant to the New Partners Agreement, each of UCI and BCI (together, the "New Partners") severally agreed to purchase from Pirelli shares of the Purchaser representing 10% of the Purchaser's present share capital (and one-eighth of the number of shares of the Purchaser presently held by Pirelli) for approximately euro 120 million. Giving effect to these transactions, the share capital of the Purchaser would be held by Pirelli, Edizione Holding, UCI and BCI, respectively, in the following proportions: 60%, 20%, 10% and 10%.

         On September 19, 2001, Pirelli, Edizione Holding and the Purchaser entered into an agreement (the "Agreement with Bell Shareholders") with the following shareholders of Bell who, between them, hold a majority of the share capital of Bell (collectively, the "Majority Bell Shareholders"): Hopa S.p.A., Interbanca S.p.A., G.P.P. International S.A., Banca Antoniana Popolare Veneta Sarl. ("BAPV"), G.P. Finanziaria S.p.A., Monte dei Paschi di Siena S.p.A. ("MPS") and Unipol S.p.A. A copy of a joint press release issued by the Purchaser and the Majority Bell Shareholders on September 19, 2001 was filed as
Exhibit 5. Pursuant to the Agreement with Bell Shareholders, Olympia's acquisition of the Olivetti Securities from Bell was to occur in two stages. On September 27, 2001, the Purchaser was to purchase from Bell 552,000,000 of the Olivetti Shares covered by the Purchase Agreement and, on or before October 12, 2001, the Purchaser was to purchase from Bell the remaining 1,000,662,120 Olivetti Shares covered by the Purchase Agreement and all 68,409,125 Olivetti Warrants covered by the Purchase Agreement. The prices to be paid for the Olivetti Securities remained as set forth in the Purchase Agreement.

         In the Agreement with Bell Shareholders, the Majority Bell Shareholders agreed that, on the day on which the Purchaser purchases the second tranche of Olivetti Securities (the "Second Closing Date"), they were to cause Bell to purchase and pay for bonds to be issued by the Purchaser in the aggregate principal amount of the euro equivalent of Lit. 2 billion. The bonds will mature on the sixth anniversary of the Second Closing Date and bear interest at an annual rate of 1.5%, payable in cash at maturity. At maturity, the principal amount of the bonds is to be repaid by delivery to Bell of an aggregate of approximately 263,000,000 Olivetti Shares owned by the Purchaser.

         In addition, the BAPV group has agreed to make a loan to the Purchaser on the Second Closing Date of an amount which is the euro equivalent of Lit. 500 billion and the MPS group has agreed to use its best endeavors to arrange a loan to the Purchaser on the Second Closing Date of an amount which is the euro equivalent of between Lit. 1.0 billion and 1.5 billion. Each of these loans, which would be unsecured and non-recourse to the shareholders of the Purchaser, will mature on the sixth anniversary of the Second Closing Date and bear interest at an annual rate of Euribor plus 0.50.

         On September 20, 2001, the European Commission approved the transaction. In order to address the European Commission's competition concerns arising from the transaction, Edizione Holding has undertaken to make certain divestitures.

         Pursuant to the Agreement with Bell Shareholders, the first closing under the Purchase Agreement occurred on September 27, 2001. The Purchaser purchased from Bell 552,000,000 of the Olivetti Shares covered by the Purchase Agreement for an aggregate price of euro 2,304,600,000 (including interest in the amount of euro 8,832,379.50 as required to be paid pursuant to the Purchase Agreement). The Purchaser obtained the necessary funds from aggregate capital contributions of euro 2,309,000,044 received on September 27, 2001. 80% of the capital contribution was received from Pirelli, and the remaining 20% was received from Edizione Finance. The funds contributed by Edizione Finance to the Purchaser were derived as follows: (i) euro 223,800,008.80 from available cash on hand and (ii) euro 238,000,000.00 from a credit facility entered into among Sanpaolo IMI S.p.A., Mediocredito Centrale S.p.A., Edizione Finance and other affiliates of Edizione Holding described below.

         Pursuant to the New Partners Agreement, on September 28, 2001, each of UCI and BCI purchased from Pirelli shares of the Purchaser representing 10% of the Purchaser's then share capital (and one-eighth of the number of shares of the Purchaser held by Pirelli prior to giving effect to such purchases) for euro 350,900,006.40. After giving effect to such purchases, the share capital of the Purchaser is held by Pirelli, Edizione Finance, UCI and BCI, respectively, in the following proportions: 60%, 20%, 10% and 10%.

         On September 27, 2001, the shareholders of the Purchaser approved the terms of a loan to the Purchaser that was to be made by Bell on the Second Closing Date and also approved the terms of a loan to be made to the Purchaser by MPS, pursuant to which, on the Second Closing Date, MPS was to purchase from the Purchaser zero-coupon bonds in the aggregate principal amount of euro 260,000,000. The bonds, which would be discounted to yield an annual rate of return of 3% per annum, will mature on the fifth anniversary of the Second Closing Date. At maturity, the principal amount of the bonds is to be repaid in cash or, at MPS's option, by delivery of a number ordinary shares of TIM ("TIM Shares"). Any TIM Shares used to repay the principal amount of the bonds would be procured by the Purchaser on the market, rather than being obtained from Telecom Italia's holding of TIM Shares. This loan forms part of the financing of the euro equivalent of between Lit. 1 billion and 1.5 billion that MPS has committed to use its best endeavors to arrange for the Purchaser.

         Pursuant to the Agreement with Bell Shareholders, the second and final closing under the Purchase Agreement occurred on October 5, 2001. The Purchaser purchased from Bell the remaining 1,000,662,120 Olivetti Shares and all 68,409,125 Olivetti Warrants covered by the Purchase Agreement for an aggregate price of euro 4,294,409,202 (including interest in the amount of euro 21,124,964 as required to be paid pursuant to the Purchase Agreement). The Purchaser obtained euro 1,690,999,960 of the necessary funds from capital contributions received on October 4, 2001 from Pirelli, Edizione Finance, UCI and BCI in proportion to their existing holdings of the Purchaser's share capital (being, respectively, 60%, 20%, 10% and 10%), bringing the Purchaser's aggregate capital and reserves to euro 5.2 billion. The Purchaser obtained the remainder of the necessary funds pursuant to the financing arrangements described below.

         Of the euro 338,199,992 that Edizione Finance contributed to the Purchaser on October 4, 2001, approximately euro 170 million was derived from borrowings under a revolving bank credit facility, entered into among Sanpaolo IMI S.p.A., Mediocredito Centrale S.p.A., Interbanca S.p.A., Banca Antoniana - Popolare Veneta Soc. Coop. a r.l., Banca Nazionale del Lavoro S.p.A., Monte dei Paschi di Siena S.p.A., Edizione Participations S.A. and Edizione Finance as borrowers and Edizione Holding as guarantor. The revolving facility provides credit for up to euro 1,000 million, has a term of 18 months and bears interest at an annual rate of one, two, there or six months Euribor plus 0.5%. Approximately euro 408 million had been drawn under the facility to contribute funds to the Purchaser to date. A copy of the credit facility was filed as
Exhibit 14.

         On October 5, 2001, Bell purchased and paid for 263,500,000 bonds issued by the Purchaser in the aggregate principal amount of euro 1,032,920,000. The bonds will mature on October 5, 2007 and bear interest at an annual rate of 1.5%, payable in cash at retirement. At maturity, the principal amount of the bonds is to be repaid by delivery to the bondholder of an aggregate of 263,500,000 Olivetti Shares owned by the Purchaser (subject to certain anti-dilution adjustments). Prior to maturity, the bondholder may (i) convert any or all of the bonds into Olivetti Shares on a one-for-one basis or (ii) redeem the bonds for cash in the event that, subject to certain exceptions (a) Pirelli and/or Edizione Finance cease to be in a position to, directly or indirectly, control the Purchaser (whether jointly or individually), (b) Pirelli and/or Edizione Holding transfer any shares of the Purchaser to a third party in connection with a transaction that does not involve a change of control of the Purchaser or (c) the Purchaser's proportional holding of Olivetti Shares falls to below 20% of the total share capital of Olivetti. The cash price to be paid to the bondholder as consideration for the redemption of its bonds in such circumstances is the greater of (x) the nominal value of the redeemed bonds, plus any interest accrued thereon and (y) a value determined, in each case, by a prescribed formula. A copy of the instrument governing the bonds was filed as
Exhibit 8.

         Also on October 5, 2001, the Purchaser received loans aggregating approximately euro 776 million from the following financial institutions pursuant to separate credit agreements, each dated as of October 3, 2001: MPS (in the amount of euro 516,456,899), BAPV (in the amount of euro 180,759,915) and Interbanca S.p.A. ("Interbanca") (in the amount of euro 77,468,534). These loans, each of which is unsecured and without recourse to the shareholders of the Purchaser, will mature on October 5, 2007 and bear interest at an annual rate of six month Euribor plus 0.50%. Each of the loans is subject to prepayment in the event that, subject to certain exceptions
(i) Pirelli and/or Edizione Finance (or their respective affiliates) cease to be in a position to, directly or indirectly, control the Purchaser (whether jointly or individually) or (ii) the Purchaser's proportional holding of Olivetti Shares falls to below 20% of the total share capital of Olivetti. A copy of each of the MPS credit agreement, the BAPV credit agreement and the Interbanca credit agreement was filed as Exhibit 9, Exhibit 10 and Exhibit 11, respectively.

         Finally, on October 5, 2001, the Purchaser received a loan of euro 810,000,000 under a credit agreement with BCI, UCI and Credito Italiano S.p.A., dated as of October 3, 2001 (the "Bridge Loan Agreement"). The loan had a term of 30 days and bore interest at an annual rate of one month Euribor plus 1.5%. The Bridge Loan Agreement was secured by a pledge of 1,701,802,250 of the Olivetti Shares, and all of the Olivetti Warrants, owned by the Purchaser. The rights to vote and to receive dividends with respect to the pledged Olivetti Shares were retained by the Purchaser, subject to certain exceptions. A copy of the Bridge Loan Agreement was filed as Exhibit 12 and a copy of the related pledge agreement was filed as Exhibit 13. The Purchaser replaced the Bridge Loan Agreement with a credit agreement with certain banks providing up to approximately euro 1.8 billion for a term of five years as described below.

         On October 31, 2001, the Purchaser acquired the 54,000,000 Additional Olivetti Shares from Bell at the same price per share as the Purchaser paid on the Closing Date for an aggregate purchase price of euro 225,450,000 (excluding commissions). The Purchaser obtained euro 200,000,000 of the necessary funds from a loan made under a credit facility, dated as of October 31, 2001, with Mediobanca S.p.A. ("Mediobanca"), a copy of which was filed as Exhibit 16. The facility, which was unsecured, provided an aggregate amount of euro 200,000,000 until December 31, 2001, and borrowings thereunder bore interest at an annual rate of one week or one month Euribor (depending on the length of the borrowing). The source of the remaining funds was a loan received from Pirelli on October 31, 2001. This loan, which was unsecured, matured on November 26, 2001 and bore interest at an annual rate of one week Euribor plus 0.80%. A copy of the agreement under which the loan was made was filed as Exhibit 17. Pirelli obtained the funds loaned to the Purchaser from available cash on hand.

           On November 2, 2001, the Purchaser borrowed euro 815,000,000 under a new credit agreement, dated as of October 30, 2001 (the "Revolving Facility Agreement"), with BCI, Unicredit Banca Mobiliare S.p.A. ("UBM") and Banca di Roma, and used those funds to repay all amounts outstanding (including interest) under the Bridge Loan Agreement, which has been terminated. The Revolving Facility Agreement provides the Purchaser with a revolving loan facility in an aggregate amount of euro 1.8 billion for a period of 5 years. During the first 18 months of the term of the Revolving Facility Agreement, funds borrowed thereunder bear interest at an annual rate of Euribor plus 2.25%; for the remainder of the term, borrowed funds bear interest at an annual rate of

Euribor plus a margin of between 1.2% and 1.7% (depending on the value, from time to time, of the collateral securing such borrowings). Funds borrowed under the Revolving Facility Agreement may be used by the Purchaser for the following purposes: (i) to retire the Bridge Facility, (ii) to fund the acquisition of Olivetti Shares, (iii) to pay the exercise price of the Olivetti Warrants and
(iv) to fund the Purchaser's subscription for Olivetti Shares and certain Olivetti convertible bonds. The Revolving Facility Agreement is secured by a pledge of 1,701,802,250 of the Olivetti Shares, and all of the Olivetti Warrants, owned by the Purchaser. The rights to vote and to receive dividends with respect to the pledged Olivetti Shares are retained by the Purchaser, subject to certain exceptions. A copy of the Revolving Facility Agreement was filed as Exhibit 18 and a copy of the related pledge agreement was filed as
Exhibit 19.

         On November 23, 2001, the Purchaser subscribed and paid for 504,825,563 Olivetti Shares and 504,825,562 Olivetti Convertible Bonds for an aggregate purchase price of euro 1,009,651,125 (comprised of euro 1.00 for each Olivetti Share and Olivetti Convertible Bond) in connection with the Olivetti rights offering described in Item 4. The Purchaser obtained approximately euro 985,000,000 of the necessary funds from a loan made under the Revolving Credit Agreement. The balance of the funds were obtained by the Purchaser from a portion of a loan made on November 23, 2001 under a credit agreement, dated as of November 14, 2001 (the "Banca di Roma Credit Agreement"), between the Purchaser and Banca di Roma S.p.A. ("Banca di Roma"). The Banca di Roma Credit Agreement provided to the Purchaser an unsecured revolving credit facility in an aggregate principal amount of euro 250,000,000 for a period of 6 months. Funds borrowed thereunder bore interest at an annual rate of Euribor plus a margin of 0.5% per annum. A copy of the Banca di Roma Credit Agreement was filed as
Exhibit 20. The Purchaser also used euro 25,619,985 of proceeds from the loan made under the Banca di Roma Credit Agreement to repay all amounts outstanding (including interest) under the bridge loan that it received from Pirelli on October 31, 2001.

         On November 20, 2001, MPS subscribed and paid for 25,000 bonds (the "MPS Bonds") issued by the Purchaser in the aggregate principal amount of euro 250,000,000. The Purchaser used the proceeds from the issue of the MPS Bonds to repay all amounts outstanding (including interest) under the loan that it received from Mediobanca on October 31, 2001. The MPS Bonds will mature on November 20, 2006 and bear interest at a compounded annual rate of 3%, payable at maturity. Each MPS Bond has a nominal value of euro 10,000 and is convertible at maturity at the election of the bondholder into 1,610 TIM Shares (subject to certain anti-dilution adjustments). If the reference price of TIM Shares on the Italian stock exchange is equal to, or higher than, euro 15.80 on any trading day on or before September 29, 2006, then the Purchaser must pay to the holders of MPS Bonds an amount equal to euro 10,225.50 for each MPS Bond held. The conversion feature of the MPS Bonds will terminate upon such payment. Prior to maturity, MPS Bonds may be redeemed at the election of the bondholder upon the occurrence of any of certain events, including (and subject to certain exceptions): (i) if Pirelli and/or Edizione Finance cease to be in a position to, directly or indirectly, control the Purchaser (whether jointly or individually) or (ii) if the Purchaser ceases to hold at least 20% of the outstanding capital of Olivetti. A copy of the instrument governing the MPS Bonds was filed as Exhibit 21.

         On November 22, 2001, 492,495,499 of the Olivetti Shares, and 492,495,501 of the Olivetti Convertible Bonds, that the Purchaser acquired pursuant to the Olivetti rights offering were pledged with Banca di Roma as security agent under the pledge agreement that was filed with Amendment No. 6. As reported above, the pledge agreement secures the Purchaser's borrowings under the Revolving Facility Agreement.

         On November 27, 2001, Article I and paragraph 10(a) of the instrument governing the bonds issued by the Purchaser to Bell on October 5, 2001 were amended to, among other things, provide a formula for making anti-dilution adjustments to the number of Olivetti Shares to be delivered to the bondholder upon retirement of the bonds. A copy of the amended provisions was filed as
Exhibit 24.

         On December 19, 2002, Olimpia made a proposal to the holders of its 1.5% 2001-2007 bonds (the "Olimpia Bonds") to retire the Olimpia Bonds in exchange for either Olivetti Shares (as provided under the existing terms of the Olimpia Bonds) or, alternatively, a combination of Olivetti Shares and Olivetti 2001-2010 1.5% bonds convertible into Olivetti Shares ("Olivetti Convertible Bonds"). On December 19, 2002, Hopa and two companies that Hopa has advised are controlled by it, Holinvest S.p.A. ("Holinvest") and G.P.P. International S.A., accepted Olimpia's proposal for retirement of the total of 262,533,449 Olimpia Bonds held by them by delivery of a total of (i) 98,975,110 Olivetti Shares (representing approximately 1.12% of the 8,845,313,805 Olivetti Shares reported to be outstanding on December 30, 2002) effective in January 2003 and (ii) 163,558,339 Olivetti Bonds effective in June 2003.

Item 4. Purpose of Transaction

         The Edizione Reporting Persons' purpose in entering into the Purchase Agreement was to diversify its investment portfolio by investing in the telecommunication sector by acquiring a 20% interest in the Purchaser. The Edizione Reporting Persons also entered into the Purchase Agreement and the Shareholders Agreement to obtain certain corporate governance rights with respect to the Purchaser, Olivetti, Telecom Italia and certain other entities (in particular, representation on governing bodies and certain limited voting rights) in order to monitor its investment as described in Item 6 below.

         Upon the second closing under the Purchase Agreement, the Purchaser acquired 1,552,662,120 Olivetti Shares and Olivetti Warrants exercisable for an aggregate of 34,204,563 Olivetti Shares through December 15, 2002 at a price of euro 2.00 per Olivetti Share. The total number of Olivetti Shares acquired by the Purchaser pursuant to the Purchase Agreement and transferred to the Purchaser by Edizione Holding and Pirelli represented approximately 26.9% of the Olivetti Shares reported by Consob to be outstanding as of August 9, 2001 (27.7% if the Additional Olivetti Shares are purchased), assuming the Olivetti Warrants are not exercised. For a discussion of the governance of the Purchaser by Edizione Holding and Pirelli under the Shareholders Agreement, see Item 6 below.

         According to the Olivetti's Annual Report for the fiscal year ended December 31, 2001 (the "Olivetti Annual Report"), Olivetti is a publicly traded industrial holding company organized under the laws of the Republic of Italy with its principal executive offices located at Via Jervis 77, Ivrea, Italy. The Olivetti Annual Report states that Olivetti is focused on telecommunications through its ownership of a majority of the outstanding Telecom Italia Shares.

         In the Purchase Agreement, Bell has agreed that, on the Closing Date, certain directors of Olivetti (other than Mr. Enrico Bondi) will resign and certain directors of Telecom Italia (other than Mr. Bondi) will resign. Mr. Bondi replaced Mr. Roberto Colaninno as Managing Director and General Manager of Olivetti and as Chairman and Managing Director of Telecom Italia on July 31, 2001. As soon as practicable after the Closing Date, the Purchaser was to take the necessary action to convene a meeting of the shareholders of Olivetti at which the Purchaser was to seek to elect its nominees to fill all the vacancies created by the Olivetti director resignations. Under Italian company law and Olivetti's organizational documents, the affirmative vote of holders of a majority of the ordinary shares of Olivetti present at a shareholders meeting is required to elect Olivetti directors. Accordingly, there could be no assurance that the Olivetti Shares beneficially owned by the Purchaser (representing 26.9% of the total number reported to be outstanding as of August 9, 2001 and 27.7% if the Additional Olivetti Shares are purchased) will afford the Purchaser sufficient voting power to elect its nominees. If the Purchaser's nominees are elected to the Olivetti Board of Directors, it was anticipated that, as soon as practicable thereafter, Olivetti was to take the necessary action to convene a meeting of shareholders of Telecom Italia at which Olivetti was to seek to elect its nominees to fill all vacancies created by the Telecom Italia director resignations. At that meeting, by virtue of its ownership of a majority of the Telecom Italia Shares (based upon the total number reported to be outstanding as of August 9, 2001), Olivetti would have sufficient voting power to elect its nominees to the Telecom Italia Board of Directors. Under Italian company law and Telecom Italia's organizational documents, Telecom Italia directors may be elected by a majority of the Telecom Italia Shares present at a shareholders meeting, subject to the right of the government of the Republic of Italy to appoint one Telecom Italia director.

         On September 20, 2001, the Purchaser publicly announced that, approval from the European Commission having been received, an outline of the industrial and financial plan for the Olivetti-Telecom Italia group would be presented to the financial community and the press on September 27, 2001. The announcement also stated that the details of the strategic plan for the Olivetti-Telecom Italia group would be completed and presented to the financial community before the end of 2001.

         On September 27, 2001, the Board of Directors of Olivetti accepted the resignations of Mr. Pier Luigi Fabrizi, Mr. Luigi Lucchini and Ms. Piera Rosiello and appointed the following persons as directors and officers of
Olivetti: Mr. Marco

Tronchetti Provera (as Deputy Chairman), Mr. Gilberto Benetton (as Deputy Chairman) and Mr. Carlo Buora (as Chief Executive Officer, which position will be held jointly with the incumbent Chief Executive Officer, Mr. Enrico Bondi).

         On the same date, the Board of Directors of Telecom Italia appointed each of Messrs. Tronchetti Provera, Benetton and Buora as directors of Telecom Italia, and Mr. Tronchetti Provera as Chairman, and Mr. Benetton as Deputy Chairman.

         Also on September 27, 2001, Olivetti and Telecom Italia issued a joint press release, a copy of which was filed as Exhibit 7, outlining their industrial and financial plan.

         As of October 5, 2001, the Purchaser directly held 1,965,302,255 Olivetti Shares and 68,409,125 Olivetti Warrants, representing approximately 27% of the voting capital of Olivetti.

         At a meeting of the shareholders of Olivetti held on October 13, 2001, the following nominees of the Purchaser were elected to the Board of Directors of Olivetti: Gilberto Benetton, Enrico Bondi, Carlo Buora, Lorenzo Caprio, Giorgio Cirla, Pier Luigi Fabrizi, Cesare Geronzi, Gianni Mion, Pietro Modiano, Giampietro Nattino, Alberto Pirelli, Carlo Alessandro Puri Negi, Antonio Tesone, Dario Trevisian, Marco Tronchetti Provera and Alberto Varisco.

         On October 13, 2001, following meetings of its shareholders and Board of Directors, Olivetti issued a press release announcing the authorization of a capital raising of an aggregate of euro 4,079,803,958 through a rights offering of Olivetti Shares and Olivetti convertible bonds ("Olivetti Convertible Bonds"). A copy of the Olivetti press release was filed as Exhibit 15. The Purchaser intended to participate in the Olivetti rights offering to the maximum extent of its eligibility by subscribing in equal proportions for Olivetti Shares and Olivetti Convertible Bonds.

         Olivetti announced that the rights offering was not being made, and would not be made, directly or indirectly, in the United States and that the Olivetti Shares and Olivetti Convertible Bonds to be issued in the rights offering have not and would not be registered under the Securities Act of 1933 and may not be offered, sold or delivered, directly or indirectly, in the United States absent registration or an exemption from registration.

         On October 27, 2001, Olivetti announced the presentation of the following nominees for election to the new Board of Directors of Telecom Italia:
Gilberto Benetton, Enrico Bondi, Carlo Buora, Luigi Fausti, Paolo Maria Grandi, Natalino Irti, Gianni Mion, Massimo Moratti, Carlo Alessandro Puri Negri, Pier Francesco Saviotti and Marco Tronchetti Provera. Each of these nominees was elected to the Board of Directors at a meeting of the shareholders of Telecom Italia on November 7, 2001.

         On February 14, 2002, Telecom Italia issued a press release outlining its industrial and financial plan. A copy of the press release was filed as
Exhibit 25.

         On December 19, 2002, Pirelli, Edizione Holding, UCI and BCI (collectively, the "Present Olimpia Shareholders"), Olimpia and Hopa (collectively with the Present Shareholders and Olimpia, the "Parties") executed a term sheet (the "Hopa Term Sheet"), a copy of which is filed as Exhibit 37. Hopa is one of the Majority Bell Shareholders with whom, on September 19, 2001, Pirelli, Edizione Holding and Olimpia entered into the Agreement with Bell Shareholders, as discussed above. Pursuant to the Hopa Term Sheet, the Parties agreed that, subject to certain terms and conditions, Holy S.p.A ("Holy"), a company 100%-owned by Hopa, will be merged into Olimpia (the "Merger"). Following the Merger, the share capital of Olimpia will be held by Pirelli, Edizione Holding, UCI, BCI and Hopa in the following respective proportions:
50.4%, 16.8%, 8.4%, 8.4% and 16%. It is expected that the Merger will be completed on or before April 30, 2003.

         As discussed in press releases issued by Pirelli and Olimpia and a background note for the media issued by Olivetti, copies of which are filed as Exhibits 38, 39 and 40, respectively, the purpose of the Merger is to expand Olimpia's shareholder base and thereby strengthen its financial structure.

         Under the Hopa Term Sheet, at the time of the Merger the financial characteristics of Olimpia, Holy and Holinvest must be as follows:

                  1. Olimpia's assets and liabilities shall substantially conform to those set forth on Attachment A to the Hopa Term Sheet, subject to certain exceptions noted in the Hopa Term Sheet.

                  2. Holy shall have no debt or liabilities and shall have a net worth as recorded in its books of not less than euro 961.135 million through ownership of the following: (i) 163,558,339 Olivetti Convertible Bonds; (ii) 99,941,661 Olivetti Shares; (iii) a 19.999% equity interest in Holinvest, the remaining 80.001% of which shall be held by Hopa; and (iv) net cash of euro 98.8 million plus any dividends paid on the Olivetti Shares during the period from December 19, 2002 until the Merger.

                  3. Holinvest shall have assets consisting of (i) 163,558,339 Olimpia Bonds; (ii) 134,721,109 Olivetti Convertible Bonds; and (iii) financial instruments relating to 486,502,431 Olivetti Shares having the terms set forth on Attachment B to the Hopa Term Sheet ("Olivetti Financial Instruments"). In addition, Holinvest shall not have more than euro 721.75 million of financial indebtedness (calculated in accordance with the Hopa Term Sheet) and shall have an adjusted net worth of at least euro 220 million (calculated in accordance with the Hopa Term Sheet).

         The effectiveness of the agreement reflected in the Hopa Term Sheet is subject to two conditions. The first condition is that, no later than February 15, 2003, Holinvest will have the financial characteristics described in paragraph (3) above. The second condition is that, no later than February 15, 2003, Holinvest, Hopa and the Hopa Controlling Companies referred to below will have sold all Olivetti Shares held by them, subject to the following exceptions: (i) Hopa may hold Olivetti Financial Instruments relating to a maximum of 40 million Olivetti Shares and
(ii) each of the Hopa Controlling Companies may hold a maximum of 1 million Olivetti Shares. The Hopa Controlling Companies consist of Fingruppo Holding S.p.A., Banca Monte di Paschi de Siena S.p.A., Compagnia Assicuratrice Unipol S.p.A., Banca Popolare di Lodi S.c.a.r.l. and other private parties to an agreement regarding control of Hopa (the "Hopa Shareholders Agreement"). The Parties agreed that, on or before February 15, 2003 (i) Hopa Controlling Companies shall divest their Olivetti Shares in excess of 1 million and that
(ii), the Hopa Shareholders Agreement must be amended so that it will automatically terminate as to any Hopa Controlling Company that holds more than 1 million Olivetti Shares. The Parties also agreed that, in the aggregate, the number of Olivetti Shares held by Olimpia, the Present Olimpia Shareholders, Hopa, Holy, Holinvest and the Hopa Controlling Companies may not at any time exceed 30% of Olivetti's voting share capital.

         The Parties agreed that, no later than January 31, 2003, they will enter into definitive documentation reflecting the contents of the Hopa Term Sheet (the "Definitive Agreements"). The Definitive Agreements will be described in, and filed as exhibits to, a subsequent amendment to the Statement on
Schedule 13D.

         Except as set forth above, none of the Edizione Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, each of the Edizione Reporting Persons retains its right, subject at all times to its obligations and limitations under the Purchase Agreement and the Shareholders Agreement, to (a) change its plans and objectives as they relate to Telecom Italia at any time, (b) acquire additional interests, directly or indirectly, in Telecom Italia from time to time or to sell or otherwise dispose of all or part of any such interests beneficially owned by it in any manner permitted by law and the agreements described in Item 6, (c) exercise its rights as a shareholder in Purchaser, (d) change its investment intent, (d) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in Telecom Italia Shares and (e) propose one or more possible transactions to the board of directors or governing body of Telecom Italia. In reaching any decision as to its course of action, each Edizione Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the financial condition, business operations and prospects of Telecom Italia; market price of the Telecom Italia Shares; the strategy followed by Pirelli with respect to Telecom Italia; changes in management of Telecom Italia; other business opportunities available to such Edizione Reporting Person; developments with respect to the business of such Edizione Reporting Person; conditions in securities markets generally; changes in law and government regulations; general economic and industry conditions; and other factors.

Item 5. Interest in Securities of the Issuer

(a) According to information reported by Consob, as of August 9, 2001, 5,261,328,631 Telecom Italia Shares were outstanding and, as of August 9, 2001, 7,283,040,814 Olivetti Shares were outstanding. According to Amendment No. 5 to Olivetti's Statement on Schedule 13D, dated January 10, 2001, with respect to the Telecom Italia Shares, Olivetti beneficially owned 2,890,353,432 Telecom Italia Shares, representing approximately 54.94% of the total number of Telecom Italia Shares reported to be outstanding as of August 9, 2001. Pursuant to the Purchase Agreement, Pirelli and Edizione Holding acquired, through the Purchaser, Olivetti Shares representing 21.32% of the total number reported to be outstanding as of August 9, 2001. Pirelli and Edizione Holding also transferred to the Purchaser Olivetti Shares owned by them representing 3.82% and 1.84%, respectively, of the total number reported to be outstanding as of August 9, 2001. Accordingly, as discussed in Items 3 and 4 above, after the second closing under the Purchase Agreement, Pirelli and Edizione Holding could be deemed to beneficially own 26.9% of the Olivetti Shares reported to be outstanding as of August 9, 2001(27.7% after the Additional Olivetti Shares are purchased) and, therefore, the Telecom Italia Shares beneficially owned by Olivetti. By virtue of their share ownership, each of the Edizione Reporting Persons may be deemed to be the beneficial owner of all Telecom Italia Shares beneficially owned by the Purchaser.

         In the New Partners Agreement, UCI and BCI represented that, as of September 13, 2001, UCI, including through its subsidiaries, owned not more than 6,616,827 Olivetti Shares and held as pledgee, with the right to vote, not more than 46,694,466 Olivetti Shares and BCI, including through its subsidiaries, owned not more than 15,129,380 Olivetti Shares and held as pledgee, with the right to vote, not more than 13,865,712 Olivetti Shares. These shares represented approximately 2.1% and 1.9%, respectively, of the total number of Olivetti Shares reported by Consob to be outstanding as of August 28, 2001.

         Alessandro Benetton, Director of Edizione Holding, is the beneficial owner of 250 ordinary shares of euro 0.55 par value each of Telecom Italia S.p.A., representing a de minimis percentage of the shares reported to be outstanding.

         After giving effect to the acquisition of the 54,000,000 Additional Shares from Bell, the Purchaser directly held 2,019,302,250 Olivetti Shares and 68,409,125 Olivetti Warrants.

         After giving effect to the Purchaser's acquisition of 504,825,563 Olivetti Shares and 504,825,562 Olivetti Convertible Bonds (each of which is convertible into one Olivetti Share at any time during the period between January 22, 2002 and December 15, 2009) in connection with the Olivetti rights offering, the Purchaser directly holds 2,524,127,813 Olivetti Shares, 504,825,562 Olivetti Convertible Bonds and 68,409,125 Olivetti Warrants. In addition, after giving effect to the transactions described in paragraph (c) below, the Purchaser had the right to acquire a further 263,500,000 Olivetti Shares.

         On December 13, 2001, Olivetti reported to the Companies Registry of Turin that, as of that date, there were 8,783,701,564 Olivetti Shares issued and outstanding. The Purchaser's direct holding of 2,524,127,813 Olivetti Shares represented 28.74% of the total number of Olivetti Shares reported to be outstanding. This percentage assumes that the Purchaser has not converted any of its Olivetti Convertible Bonds, exercised any of its Olivetti Warrants or acquired any Olivetti Shares in connection with the transactions described Item 5(c).

         According to Amendment No. 7 to Olivetti's Statement on Schedule 13D, dated October 30, 2001, with respect to Telecom Italia Shares, Olivetti beneficially owns 2,891,656,682 Telecom Italia Shares, representing 55.0% of the total number reported by Consob to be outstanding as of August 28, 2001.

         Except as provided in this Item 5(a), none of the Edizione Reporting Persons beneficially owns any Olivetti Shares or Telecom Italia Shares.

         (b) On and from the Closing Date, giving effect to the election of the Purchaser's nominees to the Olivetti Board as discussed in Item 4 above and subject to the obligations and limitations under the Shareholders Agreement, the Edizione Reporting Persons may be deemed to have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, all Telecom Italia Shares beneficially owned by Olivetti. Under such circumstances, the Edizione Reporting Persons, in accordance with the obligations and limitations under the Shareholders Agreement, may be deemed to share voting and dispositive powers with Olivetti, the Purchaser and Pirelli.

(c) On November 16, 2001, the Purchaser entered into an equity swap transaction with Caboto Holding SIM S.p.A. ("Caboto"), pursuant to which Caboto agreed to pay to the Purchaser an amount equal to any increase, and the Purchaser agreed to pay to Caboto an amount equal to any decrease, in the official market price of 131,750,000 Olivetti Shares (the "Caboto Swap Shares") above or below a reference price of euro 1.36881 per share during the period between November 30, 2001 and October 5, 2007, or such earlier date of which the Purchaser provides eight calendar days' notice to Caboto (the "Caboto Swap Period"). At the expiration of the Caboto Swap Period, the Purchaser may require Caboto to deliver (or to procure that a third party delivers) all or any of the Caboto Swap Shares to the Purchaser upon payment by the Purchaser of an amount per share equal to the average official market price of Olivetti Shares over the three business days preceding the expiration of the Caboto Swap Period. The Purchaser was required to pay to Caboto on November 30, 2001 a fee in an amount equal to 32% of the value of the Caboto Swap Shares (assuming a price per share of euro 1.36881). Caboto was required to pay to the Purchaser an amount equal to the aggregate amount of all dividends paid on the Caboto Swap Shares during the Caboto Swap Period. A copy of a term sheet setting forth the principal terms of the transaction was filed as Exhibit 22.

         On November 23, 2001, the Purchaser entered into a separate equity swap transaction with UBM, pursuant to which UBM agreed to pay to the Purchaser an amount equal to any increase, and the Purchaser agreed to pay to UBM an amount equal to any decrease, in the official market price of 131,750,000 Olivetti Shares (the "UBM Swap Shares") above or below a reference price of euro 1.3686 per share during the period between November 30, 2001 and October 5, 2007, or such earlier date of which the Purchaser provides 12 days' notice to UBM (the "UBM Swap Period"). At the expiration of the UBM Swap Period, the Purchaser may require UBM to deliver (or to procure that a third party delivers) all or any of the UBM Swap Shares to the Purchaser upon payment by the Purchaser of an amount per share equal to the average official market price of Olivetti Shares over the period of seven business days prior to and including November 1, 2007 (or, in the event of early termination, the period of seven business days following receipt by UBM of notice of early termination). The Purchaser was required to pay to UBM on November 30, 2001 a fee in an amount equal to 31.87% of the value of the UBM Swap Shares (assuming a price per share of euro 1.3686). UBM was required to pay to the Purchaser an amount equal to the aggregate amount of all dividends paid on the UBM Swap Shares during the UBM Swap Period, net of any applicable withholding taxes. A copy of a letter agreement setting forth the principal terms of the transaction was filed as Exhibit 23.

         Except as disclosed in Item 4 above or this paragraph (c), none of the Edizione Reporting Persons have effected any transaction in the Telecom Italia Shares during the past 60 days.

(d)-(e) Not applicable.

         The information contained in Items 3 and 4 above and Item 6 below is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as disclosed in this Item 6, none of the Edizione Reporting Persons nor any of the directors or executive officers of the Edizione Reporting Persons is party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of Olivetti or Telecom Italia.

Purchase Agreement

         The description of the Purchase Agreement contained in Items 3 and 4 above is incorporated herein by reference.

Shareholders Agreement

         Under the Shareholders Agreement, the Purchaser's Board of Directors will consist of ten members, two of whom shall be appointed by Edizione Holding. Pirelli shall have the right to appoint eight of the members of the Purchaser's Board of Directors. Actions by the Purchaser's Board of Directors may be taken by majority vote, except that any resolution of the Board of Directors relating to the following items will require the approval of at least one director appointed by Edizione Holding (if present at such meeting): (i) determinations as to how the Purchaser will vote its Olivetti Shares; (ii) any purchase or sale by the Purchaser of shareholdings with a value exceeding euro 100,000,000; (iii) borrowings by the Purchaser from third parties; and (iv) proposals to be submitted to any extraordinary general meeting of the Purchaser's shareholders.

         Pirelli and Edizione Holding have agreed that, to the extent permitted by law, they will seek to cause one-fifth of any directorships (other than those reserved by law, by-laws or other regulations to the market or governmental authorities) on the Boards of Directors of Olivetti, Telecom Italia, Seat Pagne Gialle S.p.A ("SEAT"), Telecom Italia Mobile S.p.A. ("TIM") and certain other companies controlled by Olivetti, Telecom Italia, SEAT and TIM to be filled by nominees of Edizione Holding and the Vice Chairman of each of those companies to be designated by Edizione Holding. Edizione Holding has agreed not to oppose any nominations made by Pirelli to fill any remaining directorships on these Boards of Directors.

         Resolutions of the Boards of Directors of Olivetti, Telecom Italia, SEAT and TIM may be passed by majority vote, except that Pirelli has agreed that, to the extent permitted by law, it will seek to cause the following resolutions not to be passed without the approval of at least one director nominated by Edizione Holding (if present at the meeting): (i) certain transactions with a value in excess of euro 250,000,000, (ii) proposals to convene an Extraordinary Shareholders' Meeting, (iii) transactions involving Pirelli and its affiliates and each of Olivetti, Telecom Italia, SEAT and TIM with a value in excess of euro 50,000,000 and (iv) related party transactions.

         In the event that Pirelli and Edizione Holding (or their respective nominees) reasonably foresee that a deadlock will occur in the proceedings of an Extraordinary Shareholders' Meeting of the Purchaser, or with respect to the passing of a resolution of the Board of Directors of the Purchaser (with reference to those issues which require the approval of at least one director of Edizione Holding (if present at the meeting)) or a resolution of the Board of Directors of Olivetti, Telecom Italia, TIM or SEAT, the parties will meet in an effort to attempt to resolve their disagreements. If this effort is unsuccessful, Edizione Holding will be required to abstain (or to cause its nominees to abstain) from voting in order to avoid the deadlock arising. In that event, Edizione Holding will have the right to require Pirelli to purchase all its shares in the Purchaser (the "Put Right"). If Edizione Holding does not exercise the Put Right, then Pirelli will have the option to require Edizione Holding to sell all its shares in the Purchaser at a price (the "Transfer Price") to be determined by Pirelli and Edizione Holding and, in case of disagreement, by two investment banks (each nominated by one of the parties) after taking into account certain factors set forth in the Shareholders Agreement. If the two investment banks nominated by the parties are unable to agree upon the Transfer Price, then it is to be determined by a third investment bank (to be selected by the other two investment banks) or, in the event that they are unable to agree, by the President of the Milan Tribunal.

         If, for any reason, the majority of the members of the Board of Directors of Edizione Holding shall cease to be designated by certain members of the Benetton family, Pirelli will have the right to require Edizione Holding to purchase all its shares in the Purchaser at a price equal to 300% of the Transfer Price. Similarly, if Dott. Marco Tronchetti Provera ceases to be responsible for the strategic and operational management of Pirelli & C. S.a.p.a. and its subsidiaries for any reason other than Dott. Tronchetti's voluntary resignation from such responsibilities, Edizione Holding will have the right to require Pirelli to purchase all its shares at a price equal to 300% of the Transfer Price.

         Each of Pirelli and Edizione Holding have certain pre-emption and co-sale rights with respect to sales of shares of the Purchaser to third parties. These rights shall not, however, apply to Pirelli's sale of up to 20% of the Purchaser's share capital to third parties (which sale is subject to Edizione Holding's approval, which cannot be unreasonably denied in case of sales to financial investors).

         Each of Pirelli and Edizione Holding are prohibited from acquiring, directly or indirectly, Olivetti shares, bonds convertible into Olivetti shares and/or warrants granting the right to purchase Olivetti shares, or bonds convertible into Olivetti shares issued by Olivetti. The Purchaser is also prohibited from acquiring such shares or other securities if doing so would result in the Purchaser's shareholding in any such company to exceed the 30% threshold which, under Italian law, would require the Purchaser to make a public offer for the securities of that company.

         If so requested by Pirelli, Edizione Holding shall not act to prevent the Purchaser from accepting any public offer by a third party to acquire Olivetti securities.

         The Shareholders' Agreement shall remain in effect for a period of three years, and if neither party gives a notice of withdrawal in the manner prescribed in the Shareholders Agreement, it shall automatically be renewed for successive periods of three years. If Pirelli notifies Edizione Holding of its intention to withdraw from the Shareholders Agreement, Edizione Holding will have the right to sell to Pirelli all its shares in the Purchaser at a price equal to 150% of the Transfer Price.

Amendment to Shareholders Agreement

         On September 14, 2001, concurrently with the execution of the New Partners Agreement, Pirelli and Edizione Holding entered into a conforming amendment to the Shareholders Agreement (the "Shareholders Agreement Amendment"), a copy of which was filed as Exhibit 6. The Shareholders Agreement Amendment amends the definition of a "Key Event" entitling one party to require the other to purchase all its shares in the Purchaser at the price set forth in the Shareholders Agreement (300% of the Transfer Price). As amended, a "Key Event" is a substantial change, compared to the situation existing on September 14, 2001, in the structure of the control of Edizione Holding or Pirelli (including, for these purposes, Pirelli & C.), so that persons, other than those who currently have such power, have the power to appoint a majority of the members of its Board of Directors, with a consequent potential change in the strategic policies.

Second Amendment to Shareholders Agreement

         On February 13, 2002, Pirelli, Edizione Holding and Edizione Finance entered into an amendment to the Shareholders Agreement (the "Shareholders Agreement Amendment No. 2"), a copy of which was filed as Exhibit 26. The Shareholders Agreement Amendment No. 2 imposes a general prohibition against acquisitions by the parties of Olivetti Shares (or other securities that are exercisable for, or convertible into, Olivetti Shares), but permits the parties to acquire Olivetti Convertible Bonds, subject to certain restrictions (including restrictions on the conversion of such securities into Olivetti Shares). The Shareholders Agreement Amendment No. 2 also provides that the Purchaser is prohibited from acquiring Olivetti Shares (including through the conversion of Olivetti Convertible Bonds or the exercise of Olivetti Warrants) if doing so would cause the Purchaser's proportional shareholding of Olivetti to exceed the 30% threshold that, under Italian law, would require the Purchaser to make a public offer for Olivetti Shares.

Agreement with Bell Shareholders

         The description of the Agreement with Bell Shareholders contained in
Item 3 above is incorporated herein by reference.

New Partners Agreement

         Pursuant to the New Partners Agreement, Pirelli and each of the New Partners have agreed that during the initial three year term of the New Partners Agreement (described below), and to the extent permitted by law, each of the New Partners will have the right to designate one of the members of the Board of Directors of each of the Purchaser, Olivetti, Telecom Italia, Seat and TIM. During any subsequent period during which the New Partners Agreement remains in effect, the New Partners will each maintain the right to designate one member to each Board of Directors provided that they collectively hold more than 10% of the share capital of the Purchaser, but will be entitled to appoint, between them, only one member to each Board of Directors if they collectively hold 10% or less of the Purchaser's share capital.

         Pirelli and each of the New Partners have agreed to consult with each other (and, in doing so, to act in good faith and to take all reasonable measures to reach consensus) with respect to the following (each, a "Key Issue"):

         (a) any issue that is to be determined by an extraordinary general meeting of the Purchaser's shareholders;

         (b) any resolution of the Board of Directors of the Purchaser with respect to (i) a determination as to how the Purchaser will vote its Olivetti Shares in any extraordinary general meeting of Olivetti's shareholders, (ii) a determination as to how the Purchaser will vote its Olivetti Shares with respect to certain resolutions relating to a tender offer for Olivetti Shares proposed in any ordinary general meeting of Olivetti's shareholders,

(iii) any acquisition or disposition by the Purchaser of its own shares, (iv) any acquisition or disposition by the Purchaser of securities (including securities of Olivetti, Telecom Italia, Seat or TIM) with a value in excess of euro 100,000,000, (v) any borrowings by the Purchaser from third parties or (vi) any proposal to be submitted to any extraordinary general meeting of the Purchaser's shareholders; and

         (c) any resolution of the Board of Directors of Olivetti or Telecom Italia with respect to (i) individual investments with a value in excess of euro 300,000,000, (ii) any acquisition or disposition by Olivetti or Telecom Italia, as applicable, of its own shares, (iii) any acquisition or disposition of the securities of any affiliate of Olivetti or Telecom Italia, as applicable, with a value in excess of euro 300,000,000, (iv) the disposition of any business unit with a value in excess of euro 300,000,000, (v) any proposal to convene an extraordinary general meeting of the shareholders of Olivetti or Telecom Italia, as applicable, for certain specified purposes, including proposing to issue securities, alter the company's share capital, effect any merger or dissolution of the company or amend its corporate purposes, (vi) transactions with related parties or (vii) transactions involving affiliates of Pirelli with a value in excess of euro 50,000,000.

         If, despite consulting with each other as required under the New Partners Agreement, Pirelli and either or both of the New Partners are unable to reach consensus with respect to any Key Issue, then such dissenting New Partner will be required to abstain (or to cause its nominee to abstain) from voting or otherwise participating at the relevant extraordinary general meeting of shareholders or meeting of the Board of Directors. In that event, the dissenting New Partner will have the option to require Pirelli to purchase all (but not less than all) of the shares in the Purchaser that such New Partner acquired pursuant to the New Partners Agreement (the "Applicable Holding") at a price (the "Put Price") to be agreed by Pirelli and each of the New Partners, or in the absence of such agreement, to be determined by two investment banks (one of which is to be nominated by Pirelli, and the other to be nominated by the dissenting New Partner) after reflecting both the economic value of the shares and a control premium. If those two investment banks do not agree upon the Put Price within 30 business days of their appointment, it is to be determined by a third investment bank (to be selected by the other two investment banks or, in the event that they are unable to agree, by the President of the Milan Tribunal). In no event is the Put Price to be (i) lower than the price paid by the New Partner to acquire the Applicable Holding, less the aggregate amount of any dividends received from the Purchaser with respect thereto (the "Floor Limitation") or (ii) higher than a price calculated on the assumption that the Purchaser has experienced an annual gross internal rate of return of 15%, before tax, less the aggregate amount of dividends received from the Purchaser with respect to the Applicable Holding (the "Cap Limitation").

         Pirelli and its affiliates are prohibited from acquiring shares in Olivetti (or certain other securities that are convertible into, or exercisable for, such shares). Each of the New Partners and their respective affiliates are prohibited from acquiring and holding any such shares or other securities (not already held) which represent in excess of 0.4% of the share capital of Olivetti. In addition, the Purchaser is prohibited from purchasing any such shares or other securities if, as a result thereof, the aggregate number of such shares or other securities held, or deemed to be held under Italian law, by the Purchaser would exceed the threshold (which is currently 30% of the share capital of Olivetti) that, under Italian law, would require the Purchaser to make a public offer for the securities of Olivetti.

         The New Partners Agreement will become void ab initio if the Closing Date has not occurred by January 31, 2002. Otherwise, the New Partner Agreement will remain in effect for a period of three years, and if no party thereto gives a notice of withdrawal in the manner prescribed in the New Partners Agreement, it shall automatically be renewed for successive periods of two years.

         If Pirelli notifies the New Partners of its intention to withdraw from the New Partners Agreement, then each of the New Partners will have the option to require Pirelli to purchase all (but not less than all) of its Applicable Holding at a price equal to the Put Price and subject to the Floor Limitation and the Cap Limitation. If either (or both) of the New Partners notifies Pirelli of its intention to withdraw from the New Partners Agreement upon the expiration of the initial three year term of the New Partners Agreement, then Pirelli will have the option to require such withdrawing New Partner to sell to Pirelli all (but not less than all) of such withdrawing New Partner's Applicable Holding at a price to be determined in the same manner as the Put Price, except that the calculation of such price shall not take any control premium component into account. If either (or both) of the New Partners notifies Pirelli of its intention to withdraw from the New Partners Agreement upon the expiration of any subsequent two year term of the New Partners Agreement, then Pirelli will have the option to require such withdrawing New Partner to sell to Pirelli all (but not less than all) of such withdrawing New Partner's Applicable Holding at a price to be determined in the same manner as the Put Price and subject to the Floor Limitation and the Cap Limitation.

         If Pirelli & C. ceases to be in a position to control Pirelli, then each of the New Partners will have the right to sell to Pirelli all (but not less than all) of such New Partner's Applicable Holding at a price equal to the Put Price, subject to the Floor Limitation and the Cap Limitation. In the event that Pirelli intends to dispose of any of its shares in the Purchaser with the result that Pirelli would hold less than a majority of the Purchaser's share capital, each of the New Partners will be entitled to (i) receive notice of such intention and (ii) require Pirelli to purchase from it all (but not less than all) of such New Partner's Applicable Holding at a price to be determined in the same manner as the Put Price, except that the calculation of such price will be subject to the Floor Limitation, but not the Cap Limitation.

         Additional information about the New Partners Agreement contained in
Item 3 above is incorporated herein by reference. Information about the equity swap transaction contained in Item 5(c) of this Amendment No. 7 to the Statement on Schedule 13D is incorporated herein by reference.

Hopa Term Sheet

         The description of the provisions of the Hopa Term Sheet contained in
Item 4 above is incorporated herein by reference.

         Set forth below are descriptions of two shareholders agreements contemplated by the Hopa Term Sheet. For a more detailed description of the proposed provisions of these agreements, reference is made to the Hopa Term Sheet filed as Exhibit 37.

Proposed Expanded Olimpia Shareholders Agreement

         The Hopa Term Sheet provides that, effective upon the Merger, Hopa and the Present Olimpia Shareholders will enter into an agreement governing their relationship as shareholders of Olimpia (the "Expanded Olimpia Shareholders Agreement").

         Under the Expanded Olimpia Shareholders Agreement, Hopa will have the right to appoint one Olimpia director and the Present Olimpia Shareholders will seek to elect one director of each of Olivetti, Telecom Italia, SEAT and TIM nominated by Hopa (with a corresponding reduction in the number of Pirelli nominees). Hopa's initial nominees are identified on Attachment C to the Hopa Term Sheet; Hopa's selection of their successors will require Pirelli's consent, which may not be unreasonably denied.

         Hopa will not have the right to veto any decision taken by the board of directors or shareholders of Olimpia. In the event of a disagreement over certain specified transactions, the failure of Olimpia to maintain a debt to equity ratio of 1:1 (which the Present Olimpia Shareholders will commit to maintain, with Pirelli guaranteeing to furnish 80%, and Edizione Holding 20%, of the necessary resources), or the occurrence of certain transactions involving the disposition of Olimpia or Olivetti, Hopa may cause the partial demerger of Olimpia, in which event Olimpia may cause the partial demerger of Holinvest. As a result of these partial demerger transactions, Hopa will receive its proportional share of Olimpia's assets and liabilities (determined in accordance with the Hopa Term Sheet) and Olimpia will receive its proportional share of Holinvest's assets and liabilities (determined in accordance with the Hopa Term Sheet). Except under certain extraordinary circumstances (including the failure of Olimpia to hold at least 25% of Olivetti's share capital or to maintain a debt to equity ratio of 1:1 after a specified cure period), the partial demerger transactions may not be implemented prior to the third anniversary of the Merger.

         Hopa will have certain co-sale rights in the event Pirelli reduces its equity interest in Olimpia.

         Hopa, its controlled companies, the Hopa Controlling Companies, the Present Olimpia Shareholders and their respective controlling and controlled companies will agree not to acquire any additional Olivetti Shares except (i) in the case of Pirelli, in connection with the exercise of the existing call options and swap agreements referred to in Attachment D to the Hopa Term Sheet,
(ii) as currently permitted under the New

Partners Agreement among Pirelli, UCI and BCI or (iii) as currently permitted under the second amendment to the Shareholders Agreement between Pirelli and Edizione Holding, described in Amendment No. 10 to the Statement on Schedule 13D.

         The Expanded Olimpia Shareholders Agreement will have a three-year term, subject to extension by mutual agreement of the Parties. If the Expanded Olimpia Shareholders Agreement is not renewed, the partial demerger transactions will occur and Hopa will receive a premium of at least euro 0.35 per Olivetti Share (or financial instrument).

Proposed Holinvest Shareholders Agreement

         The Hopa Term Sheet provides that, effective upon the Merger, Holinvest's by-laws will be amended to limit its corporate purpose to holding Olivetti securities and derivative financial instruments relating to Olivetti Shares, and Olimpia and Hopa will enter into an agreement governing their relationship as shareholders of Holinvest (the "Holinvest Shareholders Agreement").

         Under the Holinvest Shareholders Agreement, Olimpia will have the right to designate one Holinvest director. For a period of 20 months following the Merger, Hopa will not be permitted to dispose of its equity interest in Holinvest and Holinvest must retain at least 65% of the Olimpia Bonds, Olivetti Bonds and Olivetti Financial Instruments that it holds at the time of the Merger. Thereafter, and for a period of two years after expiration of the agreement, Olimpia will have a right of first refusal in the event Holinvest wishes to sell its Olivetti Instruments.

         The Holinvest Shareholders Agreement will have a three-year term, subject to automatic extension if and to the extent the Expanded Olimpia Shareholders Agreement is extended.

Item 7.  Material to be Filed as Exhibits

         1. Agreement, dated as of July 30, 2001, by and among Pirelli S.p.A., Edizione Holding S.p.A. and Bell S.A. (English translation) (A portion of this exhibit has been redacted pursuant to a confidential treatment request.) - incorporated by reference to Telecom Italia S.p.A/Edizione Holding S.p.A.
                  Schedule 13D, filed August 9, 2001

         2. Agreement, dated as of August 7, 2001, by and among Pirelli S.p.A. and Edizione Holding S.p.A. (English translation) - incorporated by reference to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed August 9, 2001

         3. By-laws of Olimpia S.p.A., comprising Annex I to the Shareholders Agreement filed as Exhibit 2 (English translation) - incorporated by reference to Amendment 1 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed August 31, 2001

         4. (a) Letter, dated September 14, 2001, from UCI and BCI to Pirelli [English translation] - incorporated by reference to Amendment 2 to Telecom Italia S.p.A/Edizione Holding S.p.A.
                  Schedule 13D, filed September 26, 2001

              (b) Letter, dated September 14, 2001, from Pirelli to UCI and BCI
                  [English translation] - incorporated by reference to Amendment 2 to Telecom Italia S.p.A/Edizione Holding S.p.A.
                  Schedule 13D, filed September 26, 2001

         5. Joint Press Release, dated September 19, 2001, issued by the Purchaser and the Majority Bell Shareholders [English translation] - incorporated by reference to Amendment 2 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed September 26, 2001

         6. Amendment, dated September 14, 2001, to the Shareholders Agreement among Pirelli and Edizione Holding [English translation] - incorporated by reference to Amendment 2 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed September 26, 2001

         7. Joint Press Release, dated September 27, 2001, issued by Olivetti and Telecom Italia [English translation] - incorporated by reference to Amendment 3 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed October 4, 2001 - incorporated by reference to Amendment 3 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed October 4, 2001

         8. Regulations of the Bond Loan Olimpia S.p.A. 1.5% 2001-2007 [English translation] - incorporated by reference to Amendment 4 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed October 10, 2001

         9. Credit Agreement, dated October 3, 2001, between the Purchaser and MPS [English translation] - incorporated by reference to Amendment 4 to Telecom Italia S.p.A/Edizione Holding S.p.A.
                  Schedule 13D, filed October 10, 2001

         10. Credit Agreement, dated October 3, 2001, between the Purchaser and BAPV [English translation] - incorporated by reference to Amendment 4 to Telecom Italia S.p.A/Edizione Holding S.p.A.
                  Schedule 13D, filed October 10, 2001

         11. Credit Agreement, dated October 3, 2001, between the Purchaser and Interbanca [English translation] - incorporated by reference to Amendment 4 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed October 10, 2001

         12. Credit Agreement, dated October 3, 2001, by and among the Purchaser, BCI, UCI and Credito Italiano S.p.A. [English translation] - incorporated by reference to Amendment 4 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed October 10, 2001

         13. Pledge Agreement, dated October 3, 2001, by and among the Purchaser, BCI, UCI and Credito Italiano S.p.A. [English translation] - incorporated by reference to Amendment 4 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed October 10, 2001

         14. Loan Agreement and Amendment, among Sanpaolo IMI S.p.A., Mediocredito Centrale S.p.A., Interbanca S.p.A., Banca Antoniana - Popolare Veneta Soc. Coop. a r.l., Banca Nazionale del Lavoro S.p.A., Monte dei Paschi di Siena S.p.A., Edizione Participations S.A. and Edizione Finance as borrowers and Edizione Holding as guarantor. [English Translation] - incorporated by reference to Amendment 4 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed October 10, 2001

         15. Press Release, dated October 13, 2001, issued by Olivetti-incorporated by reference to Amendment 5 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed October 26, 2001

         16. Letter Agreement, dated as of October 31, 2001, between Mediobanca and the Purchaser [English translation] - incorporated by reference to Amendment 6 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 9, 2001

         17. Letter Agreement, dated as of October 31, 2001, between Pirelli and the Purchaser [English translation] - incorporated by reference to Amendment 6 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 9, 2001

         18. Revolving Facility Agreement, dated as of October 30, 2001, by and among the Purchaser, BCI, UBM and Banca di Roma-incorporated by reference to Amendment 6 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 9, 2001

         19. Pledge Agreement, dated as of October 30, 2001, by and among the Purchaser, BCI, UBM, Banca di Roma, Banca CRT S.p.A. and Rolo Banca 1473 S.p.A. [English Translation] - incorporated by reference to Amendment 6 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 9, 2001

         20. Credit Agreement, dated as of November 14, 2001, between the Purchaser and Banca di Roma S.p.A. [English translation] - incorporated by reference to Amendment 7 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 30, 2001

         21. Regulations of the Bond Loan Olimpia S.p.A. 3% 2001 - 2006 Convertible into Common Shares of Telecom Italia Mobile S.p.A. [English translation] - incorporated by reference to Amendment 7 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 30, 2001

         22. Summary of Terms of equity swap transaction with respect to 131,750,000 Olivetti Shares between the Purchaser and Caboto-incorporated by reference to Amendment 7 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 30, 2001

         23. Letter Agreement, dated as of November 20, 2001, between the Purchaser and UBM - incorporated by reference to Amendment 7 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 30, 2001

         24. Amended Article I and Paragraph 10(a) of the instrument governing the bonds issued by the Purchaser to Bell on October 5, 2001 (a copy of which was filed with Amendment No. 4 to the Statement on Schedule 13D as Exhibit 8) [English translation]
                  - incorporated by reference to Amendment 8 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed December 21, 2001

         25. Press release, dated as of February 14, 2002, issued by Telecom Italia - incorporated by reference to Amendment 9 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed February 25, 2002

         26. Shareholders Agreement Amendment No. 2, dated as of February 13, 2002, by and among Pirelli, Edizione Holding and Edizione Finance. [English translation] - incorporated by reference to Amendment 9 to Telecom Italia S.p.A/Edizione Holding S.p.A.
                  Schedule 13D, filed February 25, 2002

         27.      Hopa Term Sheet, dated December 19, 2002 [English translation]

         28. Press Release, dated December 19, 2002, issued by Pirelli [English translation]

         29. Press Release, dated December 19, 2002, issued by Olimpia [English translation]

         30. Background note for the media issued by Olimpia on December 22, 2002 [English translation]

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 16, 2003

                                    EDIZIONE HOLDING S.p.A.



                                    By: /s/ Gianni Mion
                                        ______________________________________
                                        Name:  Gianni Mion
                                        Title: Chief Executive Officer

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    January 16, 2003

                                    EDIZIONE FINANCE INTERNATIONAL S.A.


                                    By: /s/ Gustave Stoffel
                                        _______________________________________
                                        Name:  Gustave Stoffel
                                        Title: Director

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 16, 2003

                                    RAGIONE S.a.p.a DI GILBERTO
                                     BENETTON E C.



                                    By: /s/ Gilberto Benetton
                                        _______________________________________
                                        Name:  Gilberto Benetton
                                        Title: Chairman

                                   SCHEDULE I

                        Directors And Executive Officers

A. Edizione Holding S.p.A.

==================================================================================================================
                                                  POSITIONS WITH
NAME AND BUSINESS                                EDIZIONE HOLDING                  PRESENT PRINCIPAL
     ADDRESS              CITIZENSHIP                 S.p.A.                           OCCUPATION
-----------------         -----------            -----------------                 ------------------
------------------------------------------------------------------------------------------------------------------
Gilberto Benetton           Italian            Chairman of the Board      Chairman of the Board of Edizione
                                                                          Holding S.p.A. and Chairman of the Board
                                                                          of Ragione S.a.p.a. di Gilberto Benetton
                                                                          e C.

---------------------------------------------------------------------------------------------------------------
Luciano Benetton            Italian            Director                   Chairman of the Board of Benetton S.p.A.

------------------------------------------------------------------------------------------------------------------
Carlo Benetton              Italian            Deputy Chairman of the     Deputy Chairman of the Board of Benetton
                                               Board                      S.p.A.

------------------------------------------------------------------------------------------------------------------
Giuliana Benetton           Italian            Director                   Director of Benetton S.p.A.

------------------------------------------------------------------------------------------------------------------
Alessandro Benetton         Italian            Director                   Chairman of the Board of 21,
                                                                          Investimenti S.p.A.

------------------------------------------------------------------------------------------------------------------
Gianni Mion                 Italian            Chief Executive Officer    Chief Executive Officer of Edizione
                                                                          Holding S.p.A.

==================================================================================================================

B. Edizione Finance International S.A.

==================================================================================================================
                                                  POSITIONS WITH
NAME AND BUSINESS                                EDIZIONE FINANCE                  PRESENT PRINCIPAL
     ADDRESS              CITIZENSHIP           INTERNATIONAL S.A.                     OCCUPATION
-----------------         -----------           ------------------                 ------------------
------------------------------------------------------------------------------------------------------------------
Giancarlo Olgiati         Swiss                 Director                        Partner, Studio Olgiati Law Firm

------------------------------------------------------------------------------------------------------------------
Sergio de Simoi           Italian               Director                        Consultant

------------------------------------------------------------------------------------------------------------------
Gustave Stoffel           Luxembourg            Director                        Consultant

------------------------------------------------------------------------------------------------------------------
Jean Hoss                 Luxembourg            Director                        Partner, Elvinger, Hoss & Prussen
                                                                                Law Firm

------------------------------------------------------------------------------------------------------------------
Gianni Mion               Italian               Director                        Chief Executive Officer of Edizione
                                                                                Holdings S.p.A.

------------------------------------------------------------------------------------------------------------------
Roberto Savini            Italian               Director                        Consultant

==================================================================================================================

C. Ragione S.a.p.a. di Gilberto Benetton e C.



==================================================================================================================
                                                  POSITIONS WITH
NAME AND BUSINESS                              RAGIONE S.A.P.A. DI                     PRESENT PRINCIPAL
     ADDRESS              CITIZENSHIP          GILBERTO BENETTON E C.                     OCCUPATION
-----------------         -----------          ----------------------                  -----------------
------------------------------------------------------------------------------------------------------------------

Gilberto Benetton         Italian              Chairman of the Board            Chairman of the Board of Edizione
                                                                                Holding S.p.A. and Chairman of the
                                                                                Board of Ragione S.a.p.a. di
                                                                                Gilberto Benetton e C.

------------------------------------------------------------------------------------------------------------------
Carlo Benetton            Italian              Deputy Chairman                  Deputy Chairman of the Board of
                                                                                Benetton S.p.A.

------------------------------------------------------------------------------------------------------------------
Giuliana Benetton         Italian              Director                         Director of Benetton S.p.A.

------------------------------------------------------------------------------------------------------------------
Luciano Benetton          Italian              Director                         Chairman of the Board of Benetton
                                                                                S.p.A.

==================================================================================================================

                                  EXHIBIT INDEX

 1. Agreement, dated as of July 30, 2001, by and among Pirelli S.p.A., Edizione Holding S.p.A. and Bell S.A. (English translation) (A portion of this exhibit has been redacted pursuant to a confidential treatment request.) - incorporated by reference to Telecom Italia S.p.A/Edizione Holding S.p.A.
     Schedule 13D, filed August 9, 2001

 2. Agreement, dated as of August 7, 2001, by and among Pirelli S.p.A. and Edizione Holding S.p.A. (English translation) - incorporated by reference to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed August 9, 2001

 3. By-laws of Olimpia S.p.A., comprising Annex I to the Shareholders Agreement filed as Exhibit 2 (English translation) - incorporated by reference to Amendment 1 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed August 31, 2001

 4. (a) Letter, dated September 14, 2001, from UCI and BCI to Pirelli [English translation] - incorporated by reference to Amendment 2 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed September 26, 2001

     (b) Letter, dated September 14, 2001, from Pirelli to UCI and BCI [English translation] - incorporated by reference to Amendment 2 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed September 26, 2001

 5. Joint Press Release, dated September 19, 2001, issued by the Purchaser and the Majority Bell Shareholders [English translation] - incorporated by reference to Amendment 2 to Telecom Italia S.p.A/Edizione Holding S.p.A.
     Schedule 13D, filed September 26, 2001

 6. Amendment, dated September 14, 2001, to the Shareholders Agreement among Pirelli and Edizione Holding [English translation] - incorporated by reference to Amendment 2 to Telecom Italia S.p.A/Edizione Holding S.p.A.
     Schedule 13D, filed September 26, 2001

 7. Joint Press Release, dated September 27, 2001, issued by Olivetti and Telecom Italia [English translation] - incorporated by reference to Amendment 3 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed October 4, 2001 - incorporated by reference to Amendment 3 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed October 4, 2001

 8. Regulations of the Bond Loan Olimpia S.p.A. 1.5% 2001-2007 [English translation] - incorporated by reference to Amendment 4 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed October 10, 2001

  9. Credit Agreement, dated October 3, 2001, between the Purchaser and MPS [English translation] - incorporated by reference to Amendment 4 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed October 10, 2001

 10. Credit Agreement, dated October 3, 2001, between the Purchaser and BAPV [English translation] - incorporated by reference to Amendment 4 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed October 10, 2001

 11. Credit Agreement, dated October 3, 2001, between the Purchaser and Interbanca [English translation] - incorporated by reference to Amendment 4 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed October 10, 2001

 12. Credit Agreement, dated October 3, 2001, by and among the Purchaser, BCI, UCI and Credito Italiano S.p.A. [English translation] - incorporated by reference to Amendment 4 to Telecom Italia S.p.A/Edizione Holding S.p.A.
     Schedule 13D, filed October 10, 2001

 13. Pledge Agreement, dated October 3, 2001, by and among the Purchaser, BCI, UCI and Credito Italiano S.p.A. [English translation] - incorporated by reference to Amendment 4 to Telecom Italia S.p.A/Edizione Holding S.p.A.
     Schedule 13D, filed October 10, 2001

 14. Loan Agreement and Amendment, among Sanpaolo IMI S.p.A., Mediocredito Centrale S.p.A., Interbanca S.p.A., Banca Antoniana - Popolare Veneta Soc. Coop. a r.l., Banca Nazionale del Lavoro S.p.A., Monte dei Paschi di Siena S.p.A., Edizione Participations S.A. and Edizione Finance as borrowers and Edizione Holding as guarantor. [English Translation] - incorporated by reference to Amendment 4 to Telecom Italia S.p.A/Edizione Holding S.p.A.
     Schedule 13D, filed October 10, 2001

 15. Press Release, dated October 13, 2001, issued by Olivetti- incorporated by reference to Amendment 5 to Telecom Italia S.p.A/Edizione Holding S.p.A.
     Schedule 13D, filed October 26, 2001

 16. Letter Agreement, dated as of October 31, 2001, between Mediobanca and the Purchaser [English translation] - incorporated by reference to Amendment 6 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 9, 2001

 17. Letter Agreement, dated as of October 31, 2001, between Pirelli and the Purchaser [English translation] - incorporated by reference to Amendment 6 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 9, 2001

 18. Revolving Facility Agreement, dated as of October 30, 2001, by and among the Purchaser, BCI, UBM and Banca di Roma- incorporated by reference to Amendment 6 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 9, 2001

 19. Pledge Agreement, dated as of October 30, 2001, by and among the Purchaser, BCI, UBM, Banca di Roma, Banca CRT S.p.A. and Rolo Banca 1473 S.p.A. [English Translation] - incorporated by reference to Amendment 6 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 9, 2001

 20. Credit Agreement, dated as of November 14, 2001, between the Purchaser and Banca di Roma S.p.A. [English translation] - incorporated by reference to Amendment 7 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 30, 2001

 21. Regulations of the Bond Loan Olimpia S.p.A. 3% 2001 - 2006 Convertible into Common Shares of Telecom Italia Mobile S.p.A. [English translation] - incorporated by reference to Amendment 7 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 30, 2001

 22. Summary of Terms of equity swap transaction with respect to 131,750,000 Olivetti Shares between the Purchaser and Caboto- incorporated by reference to Amendment 7 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 30, 2001

 23. Letter Agreement, dated as of November 20, 2001, between the Purchaser and UBM- incorporated by reference to Amendment 7 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed November 30, 2001

 24. Amended Article I and Paragraph 10(a) of the instrument governing the bonds issued by the Purchaser to Bell on October 5, 2001 (a copy of which was filed with Amendment No. 4 to the Statement on Schedule 13D as Exhibit 8) [English translation] - incorporated by reference to Amendment 8 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed December 21, 2001

 25. Press release, dated as of February 14, 2002, issued by Telecom Italia - incorporated by reference to Amendment 9 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed February 25, 2002

 26. Shareholders Agreement Amendment No. 2, dated as of February 13, 2002, by and among Pirelli, Edizione Holding and Edizione Finance. [English translation] - incorporated by reference to Amendment 9 to Telecom Italia S.p.A/Edizione Holding S.p.A. Schedule 13D, filed February 25, 2002

 27. Hopa Term Sheet, dated December 19, 2002 [English translation]

 28. Press Release, dated December 19, 2002, issued by Pirelli [English translation]

 29. Press Release, dated December 19, 2002, issued by Olimpia [English translation]

 30. Background note for the media issued by Olimpia on December 22, 2002 [English translation]